UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FieldPoint Petroleum Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

316570100
(CUSIP Number)

2390530 Ontario Inc Natale Rea (2013) Trust c/o Derrick Divetta 9200 Weston Rd. Piazza Villagio P.O. Box 92030 Vaughan, Ontario L4H 3J3 Canada (905) 833-2265
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316570100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2390530 Ontario Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
744,212 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
744,212 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
744,212 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP N0.  316570100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Natale Rea (2013) Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
744,212 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
744,212 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
744,212 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.  Security and Issuer.

This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D previously filed on August 21, 2015 (the "Original Schedule 13D"), Amendment No. 1 filed on September 24, 2015 ("Amendment No. 1"), Amendment No. 2 filed on October 13, 2015 ("Amendment No. 2"), Amendment No. 3 filed on May 4, 2016 ("Amendment No. 3") and Amendment No. 4 filed on April 20, 2018 ("Amendment No. 4")  and, together with the Original Schedule 13D, Amendment No. 1, Amendment no. 2, Amendment No. 3, Amendment No. 4  and this Amendment No. 5, (the "Schedule 13D"). The Schedule 13D relates to the shares of Common Stock of FieldPoint Petroleum Corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Issuer. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 16, 2018, the Reporting Persons sent a second letter to the Issuer's Board of Directors.

In the letter, the Reporting Persons stated they have been actively engaged with the Issuer's management to discuss strategic alternatives to improve the Issuer's financial and operational position.  The Reporting Persons proposed that the Issuer would structue a capital raise as an underwritten rights issue, with the proceeds being used for debt repayment.  All of the Issuer's shareholders would have the option to acquire new shares through a rights issue, while a reduction in outstanding debt would give the Issuer more flexibility under the credit facility to pursue transactions that create value for shareholders.

Accordingly, the Reporting Persons stated that they had asked their representatives to contact the Board members to arrange a time and place to meet to discuss a proposal for an underwritten rights issue.

The foregoing summary is qualified in its entirety by the full text of the letter, which is filed as Exhibit 99.1  to the Schedule 13D and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 744,212  shares of Common Stock, all of which are directly held by 2390530 (the "Shares"). The Shares represent approximately 6.98% of the Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 10,669,229 shares of Common Stock outstanding as of August 10, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2018.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1: Letter to the Board of Directors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2018	2390530 Ontario Inc.

	By:	/s/ Natale Rea
Name: Natale Rea
Title: President

Dated: August 23, 2018	Natale Rea (2013) Family Trust

	By:	/s/ Natale Rea
Name: Natale Rea
Title: President